SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)*


                           U.S. Physical Therapy, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     90337L
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 15, 2001
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the  appropriate  box to designate  the rule  pursuant to which this
Schedule is filed:

          [  ]  Rule 13d-1(b)
          [X]  Rule 13d-1(c)
          [  ]  Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90337L                    13G                       Page 2 of 6 Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Clarence Mayer (S/S No. ###-##-####)
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                               (a)  [  ]
                               (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
________________________________________________________________________________
NUMBER OF       5.   SOLE VOTING POWER                      10,000
SHARES          ________________________________________________________________
BENEFICIALLY    6.   SHARED VOTING POWER                    0
OWNED BY        ________________________________________________________________
EACH            7.   SOLE DISPOSITIVE POWER                 10,000
REPORTING       ________________________________________________________________
PERSON          8.   SHARED DISPOSITIVE POWER               0
WITH:
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES   [  ]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.2%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
         IN
________________________________________________________________________________


CUSIP No.  9037L                    13G                        Page 3 of 6 Pages

Item 1(a).  Name of Issuer:

            U.S. Physical Therapy, Inc.
________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

            3040 Post Oak Boulevard, Suite #222
            Houston, TX  77056
________________________________________________________________________________
Item 2(a).  Name of Person Filing:

            Clarence Mayer
________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

            109 North Post Oak Lane, Suite #300
            Houston, TX  77024
________________________________________________________________________________
Item 2(c).  Citizenship:

            United States of America
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share
________________________________________________________________________________
Item 2(e).  CUSIP Number:

            90337L
________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

    (a)  [  ]  Broker or dealer registered under Section 15 of the Exchange Act.

    (b)  [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c)  [  ]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

    (d)  [  ]  Investment company registered under Section 8 of the Investment
               Company Act of 1940.



CUSIP No.  90337L                    13G                       Page 4 of 6 Pages


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    (e)  [  ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

    (f)  [  ]  An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F).

    (g)  [  ]  A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G).

    (h)  [  ]  A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act.

    (i)  [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

    (j)  [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount beneficially owned:    10,000

    (b)  Percent of class:    0.2%

    (c)  Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote:  10,000

         (ii)  Shared power to vote or to direct the vote:   0

         (iii) Sole power to dispose or to direct the disposition of:  10,000

          (iv)  Shared power to dispose or to direct the disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

      [X]


CUSIP No.  90337L                    13G                       Page 5 of 6 Pages

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  90337L                    13G                     Page 6 of 6 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2001

                               /s/ Clarence Mayer
                               ------------------
                               Clarence Mayer

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).